

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2008

Mr. Richard W. McCullough
Chief Financial Officer and Treasurer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, WV 26330

> **Re:** **Petroleum Development Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed May 23, 2007**
> **File No. 000-07246**

Dear Mr. McCullough:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant